SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                             SCHEDULE 13D/A
                 Under the Securities Exchange Act of 1934
                            (Amendment No.1)

                             NET LNNX, INC.

                            (Name of Issuer)

                       Common Stock, No Par Value
                     (Title of Class of Securities)

                             64107P 10 2
                           (CUSIP Number)

                         Ronald W. Hayes, Jr.
                          1090 Powell Drive
                       Singer Island, FL 33404
                          (561) 844-6480
       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Reporting Person)

                          March 10, 1997
      (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d.1(b)(3) or (4), check the following
box [   ] .

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The reminder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No.     64107P 10 2


(1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:

          R H Financial Services, Inc.


(2)  Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)

     (b)


(3)  SEC  Use  Only



(4)  Sources  of  Funds  (See  Instructions)       WC


(5)  Check if Disclosure of Legal Proceedings is Required Pursuant       to
     Item 2(d) or 2(e) [ ]

(6)  Citizenship  or  Place  of  Organization      Florida


Number of          (7)  Sole Voting Power             314,000
Shares Bene-
_______________________________________________________________
ficially           (8)  Shared Voting Power             -0-
Owned by
_______________________________________________________________
Each Report-       (9)  Sole Dispositive Power          -0-
ing Person
_______________________________________________________________
With               (10) Shared Dispositive Power        -0-

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person
      314,000


(12)  Check if the Aggregate Amount in Row (11) Excludes Certain
      Shares (See Instructions) [ ]

(13)  Percent  of Class  Represented  by  Amount  in Row  (11)
      15.3%


(14)  Type  of  Reporting  Person  (See  Instructions)    CO

CUSIP No.     64107P 10 2


(1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:

          Ronald W. Hayes, Jr.


(2)  Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)

     (b)


(3)  SEC  Use  Only



(4)  Sources  of  Funds  (See  Instructions)         OO


(5)  Check if Disclosure of Legal Proceedings is Required Pursuant       to
     Item 2(d) or 2(e) [ ]

(6)  Citizenship  or  Place  of  Organization      U.S.


Number of          (7)  Sole Voting Power              410,421(1)(2)
Shares Bene-
_______________________________________________________________
ficially          (8)  Shared Voting Power                -0-
Owned by
_______________________________________________________________
Each Report-      (9)  Sole Dispositive Power          410,421(2)
ing Person
_______________________________________________________________
With              (10) Shared Dispositive Power           -0-

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person
      410,421 (1)(2)


(12)  Check if the Aggregate Amount in Row (11) Excludes Certain
      Shares (See Instructions) [X ]

(13)  Percent  of Class  Represented  by  Amount  in Row  (11) 19.9%


(14)  Type  of  Reporting  Person  (See  Instructions)    IN

(1) Does not include 314,000 shares of common stock which R H Financial

Services, Inc. has the right to vote pursuant to a voting trust agreement that is disclosed herein. These 314,000 shares are attributed to Mr. Hayes by virtue of his position as an officer, director and controlling shareholder of R H Financial Services, Inc. Mr. Hayes disclaims beneficial ownership of these 314,000 shares. See Items 2 and 3 herein for additional information with respect to this.

(2) Includes an option to purchase 100,000 shares of Common Stock at $.875 per share, granted to Mr. Hayes on January 31, 1997 which expires on January 31, 1999.

         This Amendment No. 1 hereby amends and supplements the Schedule 13D (the "Schedule 13D"), filed January 8, 1997 with the Securities and Exchange Commission (the "SEC") with respect to the common stock, no par value per share ("Common Stock"), of Net Lnnx, Inc. (the "Issuer").

Item 1. Security and Issuer

This Amendment No. 1 relates to the Common Stock of the Issuer. The Issuer's principal executive offices are presently located at 324 Datura Street, Suite 303, West Palm Beach, Florida 33401.

Item 2.  Identity and Background

This Amendment No. 1 to Schedule 13D, is jointly filed pursuant to Rule 13d-1(f) by Ronald W. Hayes, Jr., an individual, and R H Financial Services, Inc. ("RHF"), a Florida corporation.

Mr. Hayes is a director and president of the Issuer. Mr. Hayes is also a director, the president and a controlling shareholder of RHF. RHF is a privately held holding corporation.

Mr. Hayes' residence address is 1090 Powell Drive, Singer Island, Florida 33404. This address is also the business address of RHF.

Neither Ronald W. Hayes, Jr., nor RHF, during the last five (5) years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Neither Ronald W. Hayes, Jr., nor RHF, during the last five (5) years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgement, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with resect to such laws.

Ronald W. Hayes, Jr. is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

       On December 31, 1996 (the "December 31, 1996 Transaction") R H Financial Services, Inc. ("RHF") entered into a Stock Purchase Agreement ("Agreement") with Net Lnnx, Inc. ("the Issuer") to purchase 500,000 shares of newly issued common stock of the Issuer, or approximately 25.6% of the then issued and outstanding common stock of the Issuer. The source of the funds was from RHF's equity capital.

     The Agreement required RHF to pay consideration totalling $300,000, with $25,000 payable at closing on December 31, 1996 (the "Closing Date"), $25,000 payable on January 14, 1997 with the remaining consideration to be paid pursuant to a promissory note (the "Note") with $50,000 payable on January 31, 1997, and $50,000 payable on each of March 31, June 30, September 30 and
December 31, 1997.      RHF made the initial payment of $25,000 due on the

December 31, 1996 closing date and made no other payments pursuant to the Agreement.

     RHF also executed a voting trust agreement (the "Voting Trust Agreement") with Robert C. Hackney, which provided RHF the right to vote an additional 314,000 shares of the Issuer's Common Stock for a period of two years. Any dividends paid on the Common Stock are paid to the holder or holders of the Voting Trust Certificate(s). As a result of the above, RHF controlled the voting rights to approximately 41.7% of the then issued and outstanding common stock of the Issuer. On January 4, 1997, Ronald W. Hayes, Jr., President of RHF, was appointed President of the Issuer.

     On January 31, 1997, the Issuer's board of directors ("Board") unanimously decided that the Agreement and the Note underlying the Agreement ought to be reformed as a result of a number of unforeseen and unknown facts and events discovered by RHF and the Issuer subsequent to the Closing Date.
On March 10, 1997, the Board unanimously adopted a plan submitted by Mr. Hayes to restructure the Agreement and Note. The terms of restructure were as follows: (a) In exchange for RHF returning 458,333 shares to the Issuer, the Issuer, canceled the entire Note and reformed the Agreement to reflect a sale of 41,667 shares of the Issuer's stock to RHF in exchange for the $25,000 RHF paid on the Closing Date; and (b) no late payment penalties were charged by the Issuer against RHF with respect to the $25,000 payable on January 14, 1997 and $50,000 payable on January 31, 1997, of which neither were paid.

     RHF disposed of the 41,667 shares of the Issuer's common stock on April 9, 1997, pursuant to a gift transaction to a non-affiliate of the Issuer. RHF claims no beneficial ownership of such shares. The Voting Trust Agreement remains in full force and effect; therefore, RHF continues to control 314,000 shares of the Issuer's common stock.

     On January 31, 1997, pursuant to a meeting of the Issuer's Board of Directors, Mr. Hayes was granted 250,000 shares of the Issuer's Common Stock and the Option to purchase 100,000 shares of Common Stock at $.875 per share for a period of two years from the date therefrom. On May 19, 1997, the Issuer's Board of Directors granted Mr. Hayes 100,000 shares of the Issuer's Common Stock. These transactions were effected pursuant to the Issuer's 1996 Stock Plan as compensation for Mr. Hayes serving as a Director and President of the Issuer, and for other valuable services to the Issuer.

Item 4.  Purpose of Transaction

The purpose of the December 31, 1996 transaction was to provide operating capital to the Issuer and to grant control of the Issuer to RHF. The purpose of the January 31, 1997 and May 19, 1997 transactions was to provide Mr. Hayes compensation for services to the Issuer as described in Item 4 above.

Mr. Hayes was appointed President of the Issuer on January 4, 1997. On behalf of the Issuer, the Mr. Hayes is presently seeking candidates for merger with or acquisition by the Issuer. Both Mr. Hayes and RHF reserve the right to actively pursue various other proposals which could relate to or would result in:

a. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

b. A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

c. Any material change in the present capitalization or dividend policy of the Issuer;

d. Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

e. Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

f. A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

g.     Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

     The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 may be found in rows 11 and 13 of the cover page.

     The powers of the Reporting person identified in the preceding paragraph has relative to the shares discussed herein may be found in rows 7 through 10 of the cover page.

     On July 9, 1997, Mr. Hayes sold 8,248 shares of Issuer Common Stock pursuant to a Post Effective Amendment to the Issuer's Registration Statement on Form S-8. The shares were sold at the price of $0.8125 per share. No other transactions in the class of securities reported on were effected by any of the persons named in Item 5(a) during the past 60 days.

     The Voting Trust Agreement described in Item 3 between RHF and Robert C. Hackney, provides RHF the right to vote 314,000 shares of the Issuer's Common Stock owned by Mr. Hackney for a period of two years. Any dividends paid on the Common Stock are paid to Mr. Hackney.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to the Securities of the Issuer.

     Except as set forth elsewhere in this Schedule 13D/A, there are no contracts, arrangements or understandings among the Persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including the transfer of voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

A.     Joint Filing Agreement between R H Financial Services, Inc. and Ronald
       W. Hayes, Jr.
B.     Voting Trust Agreement Between R H Financial Services, Inc. and Robert
       C. Hackney.


SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 28, 1997

               R H FINANCIAL SERVICES, INC.

               /s/Ronald W. Hayes, Jr.
               Ronald W. Hayes, Jr., President


               Ronald W. Hayes, Jr.

               /s/Ronald W. Hayes, Jr.
               Ronald W. Hayes, Jr.

                               [EXHIBIT A]


                                AGREEMENT

     THIS AGREEMENT ("Agreement") is entered into by and between Ronald W. Hayes, Jr., an individual ("Hayes"); and R H Financial Services, Inc., a Florida corporation ("RHF"), on July 28, 1997.

                                 PREMISE

     WHEREAS, Hayes and RHF are required to file Schedule 13D, and amendments thereto, as promulgated under the Securities Exchange Act of 1934, as amended ("Exchange Act"), due to their beneficial ownership of Net Lnnx, Inc., a Pennsylvania corporation ("Net Lnnx"), in excess of 5% of the outstanding shares of Net Lnnx.

     NOW THEREFORE, based on the foregoing premise, which is incorporated herein by this reference, and for and in consideration of the mutual covenants and agreements contained herein, and in reliance on the representations and warranties set forth in this Agreement, the benefits to be derived herein and for other valuable consideration, the sufficiency of which is hereby expressly acknowledged, the parties hereto agree as follows:

1. Hayes and RHF acknowledge that each are required to file Schedule 13D, and amendments thereto, as promulgated under the Exchange Act, due to their beneficial ownership in excess of 5% of the outstanding shares of Net Lnnx and, in the interest of consolidation and efficiency, desire to file a single statement pursuant to Rule 13d-1(f) of the Exchange Act.

2. Hayes and RHF hereby consent to have a single Schedule 13D/A filed in a joint manner pursuant to Rule 13d-1(f) of the Exchange Act in fulfillment of the individual obligation of Hayes and the individual obligation of RHF to file Schedule 13D, and amendments thereto.

     IN WITNESS WHEREOF, the signatures of the parties hereto evidence their mutual assent and acceptance of the Agreement as of the date first set forth above.

               R H FINANCIAL SERVICES, INC.

               /s/Ronald W. Hayes, Jr.
               Ronald W. Hayes, Jr., President


               Ronald W. Hayes, Jr.

               /s/Ronald W. Hayes, Jr.
               Ronald W. Hayes, Jr.